Confidential Treatment Requested by Fifth Third Bancorp

Asterisks denote such omissions

June 23, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Kevin W. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mail Stop 4561

Re:	Fifth Third Bancorp

Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 2, 2009

Form 10-Q for Quarterly Period Ended March 31, 2009 Filed May 11, 2009

Form 8-K Filed April 23, 2009

File No. 001-33653

Dear Mr. Vaughn:

We are writing in response to your letter dated June 10, 2009 related to the Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), the Form 10-Q for the quarterly period ended March 31, 2009 (the “Form 10-Q”), and the Form 8-K filed April 23, 2009 (the “8-K”) of Fifth Third Bancorp (“Fifth Third,” the “Registrant” or the “Bancorp”). In accordance with your request, we have responded to each of the comments included in your letter. Our responses to each of the items noted in your letter are detailed below.

Additionally, the Registrant acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note for the information of the staff that concurrent with the submission to you of this letter, confidential treatment of our response to Comment 3 is being requested under the Commission’s rules pursuant to the accompanying confidential treatment request. Accordingly, this response letter is being filed by hand and not via EDGAR. A redacted copy has been filed via EDGAR.

Form 10-Q

Earnings Summary, page 5

1.

You disclose that during the first quarter of 2009, you reclassified certain TDR’s from nonaccrual to accrual status. You disclose in your December 31, 2008 Form 10-K that TDRs remain on nonaccrual status until a six-month payment history is sustained. Please revise future filings to disclose the criteria needed for TDRs to be placed on accrual status, disclose why your new policy is preferable and quantify the effect of your new policy on nonaccrual amounts and statistics presented for prior periods.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, we will include disclosures similar to the following:

Prior to the first quarter of 2009, certain consumer loans (including residential mortgage loans, home equity loans and automobile loans) modified in a troubled debt restructuring (TDR) were maintained on nonaccrual status until the Bancorp believed repayment under the revised terms was reasonably assured and a sustained period of repayment performance was achieved (typically defined as six months for a monthly amortizing loan). Beginning with the first quarter of 2009, based on published guidance with respect to TDR’s from certain banking regulators and to conform to general practices within the banking industry, the Bancorp determined it was appropriate to maintain these consumer loans modified as part of a TDR on accrual status, provided there is reasonable assurance of repayment and of performance according to the modified terms based upon a current, well-documented credit evaluation. Management believes this policy is reflective of recent regulatory guidance and provides better comparability to other financial institutions. Accordingly, during the first quarter of 2009, the Bancorp reclassified from nonaccrual to accrual status the consumer loans modified as part of a TDR that were less than 90 days past due as measured by their restructured terms. For comparability purposes, prior periods were adjusted to reflect this reclassification. The income statement effect of this reclassification was immaterial to the Bancorp’s Condensed Consolidated Financial Statements. The effect of this reclassification on other amounts previously reported in prior periods is as follows ($ in millions):

	As previously reported	As reflected under new policy
December 31, 2008:
Restructured loans (nonaccrual):
Residential mortgage loans	342	20
Home equity	196	29
Automobile loans	6	1
Nonperforming assets as a percent of loans, leases and other assets, including other real estate owned	2.96%	2.38%

June 30, 2008:
Restructured loans (nonaccrual):
Residential mortgage loans	187	24
Home equity	116	17
Nonperforming assets as a percent of loans, leases and other assets, including other real estate owned	2.56%	2.26%

Table 1: Selected Financial Data, page 3

2.

We note your response to comment five in your letter dated May 12, 2009 and your new disclosure in your Form 10-Q related to various non-GAAP measures, including “tangible equity ratio,” “tangible common equity ratio,” “tangible capital to risk-weighted assets,” and “tangible book value per share.” To the extent you disclose these ratios in future filings, please revise to:

a.	provide a quantitative reconciliation in appropriate detail of how the measure is calculated. Refer to paragraph 10(e)(1)(i)(B) of Regulation S-K.

b.	clearly label the measures as non-GAAP.

Fifth Third acknowledges the staff’s comment and confirms that in future filings, to the extent such non-GAAP financial measures are disclosed, we will include disclosures similar to the following:

Non-GAAP Financial Measures

In addition to capital ratios defined by banking regulators, the Bancorp considers various measures when evaluating capital utilization and adequacy, including:

•	tangible equity ratio

•	tangible common equity ratio

•	tangible common equity to risk-weighted assets

•	tangible book value per share

These calculations are intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. Because generally accepted accounting principles (GAAP) do not include capital ratio measures, the Bancorp believes there are no comparable GAAP financial measures.

The Bancorp believes these measures are important because they reflect the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of the Bancorp’s capitalization to other organizations. However, because there are no standardized definitions for these ratios, the Bancorp’s calculations may not be comparable with other organizations, and the usefulness of these measures to investors may be limited. As a result, the Bancorp encourages readers to consider its consolidated financial statements in their entirety and not to rely on any single financial measure.

The following table reconciles the Bancorp’s calculation of these measures to amounts reported under GAAP.

($ and shares in millions)	June 30, 2009	June 30, 2008
Total shareholders’ equity	TBD	10,754
Less:
Preferred stock	TBD	(1,082)
Goodwill	TBD	(3,603)
Intangible assets	TBD	(203)

Tangible common equity, including unrealized gains / losses (a)	TBD	5,866
Less: Accumulated other comprehensive income / loss	TBD	152

Tangible common equity, excluding unrealized gains / losses (b)	TBD	6,018
Add back: Preferred stock	TBD	1,082

Tangible equity (c)	TBD	7,100

Total assets (d)	TBD	114,975
Less:
Goodwill	TBD	(3,603)
Intangible assets	TBD	(203)

Tangible assets, including unrealized gains / losses (e)	TBD	111,169
Less: Accumulated other comprehensive income / loss, before tax	TBD	235

Tangible assets, excluding unrealized gains / losses (f)	TBD	111,404

Common shares outstanding (g)	TBD	578

Risk-weighted assets, determined in accordance with prescribed regulatory requirements (h)	TBD	115,481

Ratios
Tangible equity to tangible assets (c)/(f)	TBD	6.37%
Tangible common equity to tangible assets (excluding unrealized gains/losses) (b)/(f)	TBD	5.40%
Tangible common equity to tangible assets (including unrealized gains/losses) (a)/(e)	TBD	5.28%
Tangible common equity as a percent of risk-weighted assets (excluding unrealized gains/losses) (b)/(h)	TBD	5.21%
Tangible common equity as a percent of risk-weighted assets (including unrealized gains/losses) (a)/(h)	TBD	5.08%
Tangible book value per share (a)/(g)	TBD	$10.16

Note 7, Other Assets, page 54

3.

We note your response to comment six in your letter dated May 12, 2009. Please tell us how you determined it was appropriate to recognize a tax benefit of $106 million in the quarter ended March 31, 2009. Specifically, tell us how you measured the benefit and tell us how you considered the guidance in FIN-48 and other relevant accounting guidance.

[*	Confidential information has been omitted and furnished separately to the Securities and Exchange Commission: FITB 001.]

Note 15, Fair Value Measurements, page 67

4.

We note you adopted FSP FAS 157-2 on January 1, 2009 and that you performed an interim goodwill impairment test on March 31, 2009. Please tell us how you met the disclosure requirements in paragraph 32 of SFAS 157 related to your reporting units. We note that paragraph 9b of FSP FAS 157-2 identifies reporting units as measured on a recurring basis.

We believe that the term “measured at fair value” used in paragraph 9b of FSP FAS 157-2, consistent with the use of this term within FASB Statement 157, refers only to fair value measurements that are reflected in the financial statements rather than to fair value measurements prepared by management as part of an impairment analysis but the results of which are not reflected in the underlying financial statements. We believe that the parenthetical phrase (“measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value”) in paragraph 9b of FSP FAS 157-2 clarifies that fair value measurements of reporting units should be considered recurring measurements because they are performed at least annually, even though not necessarily recognized or disclosed in the financial statements at fair value annually.

We base this interpretation on several references within Statement 157, including the references contained within the following paragraphs (emphasis added):

•

Paragraph A33: “This Statement requires disclosures about the fair value of assets and liabilities recognized in the statement of financial position in periods subsequent to initial recognition, whether the measurements are made on a recurring basis (for example, trading securities) or on a nonrecurring basis (for example, impaired assets).”

•

Paragraph C95: “The Board affirmed that the reporting entity should disclose information that enables users of its financial statements to assess the extent to which fair value is used to measure assets and liabilities in periods subsequent to initial recognition and the inputs used for fair value measurements.”

•

Paragraph C96: “The Board affirmed that the reporting entity should disclose information that enables users of its financial statements to assess the effects of recurring fair value measurements on earnings (or changes in net assets) for the period.”

•	Paragraph C103: “The disclosures required by this Statement apply for all entities that hold assets and liabilities recognized in the statement of financial position that are measured at fair value.”

As indicated in Note 4 of the Notes to the Condensed Consolidated Financial Statements, we determined that no goodwill impairment existed as of March 31,

2009, and therefore no adjustments were recorded in the financial statements to reflect the fair value of our reporting units. Accordingly, and in consideration of the above interpretation, we believe that including the reporting units in the fair value disclosures within Note 15 of the Notes to the Condensed Consolidated Financial Statements would not be required given the fair values of the reporting units were not reflected in the Condensed Consolidated Financial Statements. We believe that including the fair value disclosures of reporting units in future filings would be informative when goodwill impairment exists and the fair value measures of the reporting units are thereby reflected in the financial statements.

If you should have any additional questions or require any further information, please do not hesitate to call me at (513) 534-7996 or Dan Poston, Executive Vice President and Controller, at (513) 534-0674.

Sincerely,

/s/ Ross J. Kari
Ross J. Kari
Executive Vice President and Chief Financial Officer

cc:

Deloitte & Touche LLP